MULDOON MURPHY & FAUCETTE LLP
                           5101 Wisconsin Avenue, N.W.
                             Washington, D.C. 20016

                                  July 23, 2003





VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-0405

      Re:   Jefferson Bancshares, Inc.
            Withdrawal of Registration Statement on Form 8-A12B
            File No. 001-31689
            Filed May 13, 2003


Dear Ladies and Gentlemen:

Jefferson Bancshares, Inc. (the "Registrant"), through its attorneys Muldoon Murphy & Faucette LLP, hereby requests the withdrawal of the Registrant's Form 8-A, including all exhibits thereto, filed with the Securities and Exchange Commission on May 13, 2003 (File No. 001-31689) (the "Registration Statement").

The Registrant is making this request because the Registration Statement was inadvertently filed as a Form 8-A12B rather than a Form 8-A12G. The Registrant re-filed the appropriate Form 8-A on July 23, 2003 with the correct designation.

If you have any questions regarding this request please contact the undersigned at (202) 362- 0840.

                                   Sincerely,

                                   MULDOON MURPHY & FAUCETTE LLP

                                   /s/ Aaron M. Kaslow

                                   Aaron M. Kaslow